BD 3/16

05038443

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 East 20th Street, Suite 10
(No. and Street)

Joplin, MO 64804
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaun Young 417-623-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

Moore, Horton & Carlson, PC
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows, Columbia, MO 65203
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 2005
WASH. D.C. 185 SECTION

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MISTI N. YOUNGER
Notary Public - Notary Seal
STATE OF MISSOURI
Jasper County
My Commission Expires April 29, 2007

Signature

President
Title

Notary Public

MISTI N. YOUNGER
Notary Public - Notary Seal
STATE OF MISSOURI
Jasper County
My Commission Expires April 29, 2007

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition. (Balance Sheet)
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital. (Supplemental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note H)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note I)
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

MidAmerica Financial Services, Inc.

December 31, 2004

MidAmerica Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2004

FINANCIAL STATEMENTS

Independent Auditors' Report 1
Balance Sheets 2
Statements of Income 3
Statements of Changes in Stockholders' Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

SUPPLEMENTAL INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1(1) 9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 10
Independent Auditors' Report on AML Compliance Required by the Patriot Act and NASD Rule 3011 12

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street,
Joplin, Missouri

We have audited the accompanying balance sheets of MidAmerica Financial Services, Inc. (an S-corporation) as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9-13 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
January 30, 2005

MidAmerica Financial Services, Inc.

BALANCE SHEET

	December 31 2004	December 31 2003
ASSETS		
CURRENT ASSETS		
Cash in bank	$ 4,932	$ 3,186
Accounts receivable - registered representatives	3,475	2,829
Commissions receivable	9,314	5,174
	17,721	11,189
OTHER ASSETS		
Brokerage account (unrestricted)--Note C	114	84
Brokerage account (restricted)--Note C	10,000	10,000
Rent deposit	350	350
Due from MidAmerica Mortgage Center, Inc.--Note B	--	8,244
	10,464	18,678
PLANT AND EQUIPMENT		
Office furniture	6,618	6,618
Less accumulated depreciation	4,085	3,165
	2,533	3,453
	$30,718	$33,320
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 605	$ 1,474
Commissions payable	12,233	3,585
	12,838	5,059
STOCKHOLDERS' EQUITY		
Common stock, no par value; 100,000 shares authorized, 100 shares issued	100	100
Paid in capital	5,268	16,900
Retained earnings	12,512	11,261
	17,880	28,261
	$30,718	$33,320

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF INCOME

	Year Ended December 31 2004	2003
Sales		
Commissions received	$89,676	$77,725
Registered representative income	26,969	16,382
Other income	30,414	17,498
Independent advisor supervisory income	2,939	2,450
Consulting income	--	1,775
TOTAL SALES	149,998	115,830
Cost of Sales		
Commissions paid	70,548	41,222
Clearing costs	8,544	13,705
Registered representative expense	16,730	12,476
TOTAL COST OF SALES	95,822	67,403
GROSS PROFIT	54,176	48,427
Overhead Expenses		
Accounting	3,088	3,265
Advertising	3,646	1,724
Attorney fees	618	774
Charitable contributions	--	175
Contracted services	19,300	14,000
Depreciation	920	1,265
Dues and subscriptions	165	896
Insurance	1,227	1,641
Interest expense	45	16
Internet expense	1,045	1,885
Licenses and permits	217	435
Maintenance	309	329
Miscellaneous	180	409
Office expense	2,027	2,065
Postage	2,588	2,139
Printing and reproduction	199	581
Rent	6,750	3,700
Small equipment	--	785
Telephone	6,290	3,627
Training and continuing education	--	189
Travel and entertainment	4,569	2,873
TOTAL OVERHEAD EXPENSES	53,183	42,773
OPERATING INCOME	993	5,654
Other Income		
Interest income	56	52
Other miscellaneous income	202	100
TOTAL OTHER INCOME	258	152
NET INCOME	$ 1,251	$ 5,806

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2002	$100	$16,900	$5,455	$22,455
Net income - 2003	--	--	5,806	5,806
BALANCE AT DECEMBER 31, 2003	100	16,900	11,261	28,261
Distributions	--	(11,632)	--	(11,632)
Net income - 2004	--	--	1,251	1,251
BALANCE AT DECEMBER 31, 2004	$100	$ 5,268	$12,512	$17,880

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CASH FLOWS

	Year Ended December 31 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 1,251	$5,806
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	920	1,265
Change in assets and liabilities increasing (decreasing) cash flows		
Accounts receivable - registered representatives	(646)	(953)
Commissions receivable	(4,140)	(4,112)
Prepaid expense	--	240
Accounts payable	(869)	1,232
Commissions payable	8,648	2,923
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,164	6,401
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment	--	(532)
Loan to MidAmerica Mortgage Center, Inc.	8,244	(4,432)
Increase in restricted cash	(30)	(31)
NET CASH USED BY INVESTING ACTIVITIES	8,214	(4,995)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Distributions to shareholders	(11,632)	--
CHANGE IN CASH AND CASH EQUIVALENTS	1,746	1,406
Cash and cash equivalents at beginning of year	3,186	1,780
CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,932	$3,186

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2004	2003
Cash paid for interest	$45	$16

No cash was paid for taxes in 2004 or 2003.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on November 11, 1999 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives. The Company has offices of supervisory jurisdiction in Omaha, NE and Ft. Wayne, IN and 25 registered representatives in 26 states and Washington, DC.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Accounts Receivable - Registered Representatives: Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision.

Commissions Receivable and Payable: Commissions receivable and payable are booked at the time of sale. At December 31, 2004 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

The Company recognizes income for book purposes on the accrual basis of accounting and recognizes income for tax purposes on the cash basis of accounting. The following is a summary of differences between income per books and taxable income to shareholders:

	2004	2003
Income per books	$1,251	$5,806
Adjustments:		
Cash receipts of prior year receivables	8,003	2,937
Cash payments of prior year payables	(5,059)	(904)
Current year receivables	(12,789)	(8,003)
Current year payables	12,838	5,059
Section 179	--	(532)
Difference between book and tax depreciation	401	427
50% limitation on meals and entertainment	873	613
TAXABLE INCOME TO SHAREHOLDERS	$5,518	$5,403

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid. Management is considered as independent contractors. The Company currently has no salaried or hourly employees.

Other Income: Other income consists of commissions received on mutual fund (12b) transactions.

Capital Gains(Losses): The Company does not trade on its own behalf.

Advertising: Advertising costs are expensed as incurred.

NOTE B--RELATED PARTY TRANSACTIONS

MidAmerica Mortgage Center, Inc. is owned by the shareholders of MidAmerica Financial Services, Inc. At December 31, 2004 and 2003 MidAmerica Mortgage Center, Inc. was indebted to MidAmerica Financial Services, Inc. in the amount of $0 and $8,244, respectively. MidAmerica Mortgae Center, Inc. will cease operations in 2005 and this loan was therefore written off as a distribution to shareholders in 2004 in the amount of $8,132.

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2004 and 2003 were $10,114 and $10,084, respectively. $10,000.00 of these amounts has been reported as restricted cash under other assets.

NOTE D--CONCENTRATION OF CREDIT RISK

Uninsured cash balances - the Company maintains cash balances in two money market funds. These balances are not insured.

NOTE E--LEASES

The Company leases its offices for $600 per month. The lease is month to month.

NOTE F--INVESTMENTS

For purposes of computing net capital pursuant to Rule 15c3-1(1) the value of money market funds must be reduced (haircut) by 2%.

At December 31, 2004 and 2003 these amounts were:

	2004		2003	
	Value	Haircut	Value	Haircut
Money Market Funds:				
Cash in bank	$ 4,932	$ 99	$ 3,186	$ 63
Brokerage account	10,114	202	10,084	202
	$15,046	$301	$13,270	$265

NOTE G--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2004 the Company had net capital of $11,221. ($6,221 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 114.41%. On December 31, 2003 the Company had net capital of $13,120. ($8,120 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 38.56%.

NOTE H--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2004 and 2003, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2004 and 2003 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

MidAmerica Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

December 31, 2004

	2004	2003
NET CAPITAL		
Ownership Equity	$17,880	$28,261
Less non-allowable assets -		
Rent deposit	350	350
Receivables from non-customers	3,475	11,073
Net fixed assets	2,533	3,453
	6,358	14,876
TOTAL ALLOWABLE CAPITAL	11,522	13,385
Less Haircuts on Investments	301	265
TOTAL NET CAPITAL	11,221	13,120
MINIMUM NET CAPITAL REQUIREMENT	(5,000)	(5,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 6,221	$ 8,120
TOTAL AGGREGATE INDEBTEDNESS	$12,838	$ 5,059
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	114.41%	38.56%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street,
Joplin, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
January 30, 2005

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street,
Joplin, Missouri

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. as of December 31, 2004 and 2003 and have issued our report thereon dated January 30, 2005

In planning and performing our audit of the financial statements and supplemental schedules MidAmerica Financial Services, Inc. for the years ended December 31, 2004 and 2003, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Mexico • Sedalia • Marshall • Columbia

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
January 30, 2005